UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLG Partners, Inc. (formerly Freedom Acquisition Holdings, Inc.)

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

37929X 107

(CUSIP Number)

Marlin Equities II, LLC

555 Theodore Fremd Avenue, Suite B-302

Rye, New York 10580

Attn: Martin E. Franklin

(914) 967-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

November 2, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37929X 107

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Marlin Equities II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (See Item 5)
8. Shared Voting Power 14,096,400 (See Item 5)
9. Sole Dispositive Power 0 (See Item 5)
10. Shared Dispositive Power 14,096,400 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,096,400 (See Item 5)
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 37929X 107

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Martin E. Franklin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,000,000 (See Item 5)
8. Shared Voting Power 14,096,400 (See Item 5)
9. Sole Dispositive Power 4,000,000 (See Item 5)
10. Shared Dispositive Power 14,096,400 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,096,400 (See Item 5)
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $.0001 per share (“Common Stock”), of GLG Partners, Inc. (formerly Freedom Acquisition Holdings, Inc.) (the “Issuer”).

The principal executive office of the Issuer is located at:

390 Park Avenue

20th Floor

New York, NY 10022

Item 2. Identity and Background.

(a) This statement is being filed by Marlin Equities II, LLC, a Delaware limited liability company (“Marlin”) and Martin E. Franklin (“Franklin”, and together with Marlin, collectively referred to as the “Reporting Persons”). Marlin is a private investment vehicle of Mr. Franklin, who is the sole managing member of Marlin.

(b) The business address of each of the Reporting Persons is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.

(c) The present principal business of Marlin is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account. Mr. Franklin directs the activities of Marlin and other affiliated private investment vehicles.

(d) None of the Reporting Persons has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Marlin is organized under the laws of the State of Delaware. Mr. Franklin is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the 14,096,400 beneficially-owned shares over which Marlin and Mr. Franklin share voting and dispositive power is investment capital of Marlin. The source of funds for the 4,000,000 beneficially-owned shares over which Mr. Franklin has sole voting and dispositive power is personal funds of Mr. Franklin.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

The Issuer was formed as a blank check company on June 8, 2006 to acquire a then unidentified operating business or several operating businesses through a merger, stock exchange, asset acquisition, reorganization or similar business combination (a “Business Combination”). Each of Marlin and Berggruen Holdings North America Ltd., a British Virgin Islands company (“BHNA”) was a sponsor of the Issuer.

On July 20, 2006, each of Marlin and BHNA (i) purchased 5,923,200 units of the Issuer (“Units”), each Unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (“Founders’ Warrants”), (ii) agreed to purchase 2,250,000 warrants (“Sponsors’ Warrants”) in a private placement that would occur immediately prior to the consummation of the Issuer’s initial public offering (which occurred on December 28, 2006), and (iii) agreed to purchase 2,500,000 Units (the “Co-Investment”) at a price of $10.00 per Unit (the “Co-Investment Units”) in a private placement that would occur immediately prior to the Issuer’s consummation of its initial Business Combination. Each Co-Investment Unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock (the “Co-Investment Warrants”).

Each of the Founders’ Warrants, Sponsors’ Warrants and Co-Investment Warrants entitle the holder to purchase one share of Common Stock at a price of $7.50 per share. The Founders’ Warrants are exercisable at any time if and when the last sales price of the Common Stock exceeds $14.25 per share for any 20 trading days within a 30 trading day period beginning 90 days after the Business Combination (provided that there is an effective registration statement covering the Common Stock underlying the Founders’ Warrants in effect). The Sponsors’ Warrants and the Co-Investment Warrants are exercisable at any time commencing on December 21, 2007 (provided that there is an effective registration statement covering the Common Stock underlying the Sponsors’ Warrants and the Co-Investment Warrants in effect).

The Business Combination was consummated on November 2, 2007, and accordingly, the Co-Investment was consummated immediately prior to the Business Combination. Mr. Franklin, in his personal capacity, satisfied Marlin’s Co-Investment obligation with respect to the purchase of 2,000,000 Co-Investment Units. (Marlin’s obligation to purchase the remaining 500,000 Co-Investment Units was satisfied by a non-managing member of Marlin and neither Marlin nor Mr. Franklin share voting or dispositive power over such Units.) The proceeds from the Co-Investment provided the Issuer with a portion of the equity capital necessary to fund the Business Combination.

Mr. Franklin has been a director of the Issuer since its inception and intends to remain a director of the Issuer following the Business Combination. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations;

general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein (and after giving effect to the Business Combination), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)	Marlin beneficially owns 14,096,400 shares of Common Stock (consisting of 5,923,200 shares of Common Stock and warrants to purchase 8,173,200 shares of Common Stock exercisable as described in Item 4 above) (the “Marlin Shares”), representing 5.7% of all outstanding shares of Common Stock. Mr. Franklin as the sole managing member of Marlin, may be deemed to beneficially own the Common Stock beneficially owned by Marlin.

Mr. Franklin beneficially owns 18,096,400 shares of Common Stock (consisting of 7,923,200 shares of Common Stock and warrants to purchase 10,173,200 shares of Common Stock exercisable as described in Item 4 above), representing 7.2% of all outstanding shares of Common Stock, which shares are comprised of the Marlin shares and 4,000,000 shares of Common Stock (consisting of 2,000,000 shares of Common Stock and warrants to purchase 2,000,000 shares of Common Stock exercisable as described in Item 4 above) over which Mr. Franklin has sole voting and dispositive power (the “Franklin Shares”).

The percentage of Common Stock reported as beneficially owned by Marlin is based upon 249,068,210 shares outstanding (the “Base Sum”), which consists of the sum of (i) 240,895,010 shares outstanding as at November 2, 2007 as represented by Issuer, and (ii) 8,173,200 shares of Common Stock issuable upon exercise of certain warrants to purchase Common Stock held by Marlin. The percentage of Common Stock reported as beneficially owned by Mr. Franklin is based upon 251,068,210 shares outstanding, which consists of the sum of (i) the Base Sum and (ii) 2,000,000 shares of Common Stock issuable upon exercise of certain warrants to purchase Common Stock held by Mr. Franklin.

(b)	Marlin has the sole power to direct the vote and to direct the disposition of the interest in the Marlin Shares. Mr. Franklin, as the sole managing member of Marlin, may be deemed to share the power to direct the vote of, or disposition of, the Marlin Shares. Mr. Franklin disclaims beneficial ownership over any of the Marlin Shares.

Mr. Franklin has the sole power to direct the vote and to direct the disposition of the interest in the Franklin Shares and Marlin disclaims beneficial ownership over the Franklin Shares.

(c)	On November 2, 2007, Mr. Franklin purchased 2,000,000 Units from the Issuer at $10.00 per Unit in a private placement pursuant to the agreement described in Item 4 above.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information set forth in Item 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit A            Joint Filing Agreement dated November 12, 2007, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2007	Marlin Equities II, LLC

	By:	/s/ Martin E. Franklin
	Name:	Martin E. Franklin
	Title:	Managing Member

/s/ Martin E. Franklin
Martin E. Franklin